EXHIBIT 99.2

HUBEI CHUTIAN MICROFINANCE CO., LTD.

FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

HUBEI CHUTIAN MICROFINANCE CO., LTD.

INDEX TO FINANCIAL STATEMENTS

December 31, 2016, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Hubei Chutian Microfinance Co., Ltd.

We have audited the accompanying financial statements of financial position of Hubei Chutian Microfinance Co., Ltd. (“the Company”) as of December 31, 2016, 2015 and 2014, and the related statements of comprehensive income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hubei Chutian Microfinance Co., Ltd. as of December 31, 2016, 2015 and 2014, and the results of their operations and cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This report is intended solely for the information and use of management and is not intended to be and should not be used by anyone other than these specified parties.

RT LLP

Singapore

July 28, 2017

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

Balance Sheets - As of December 31, 2016, 2015 and 2014

(IN U.S. DOLLARS)

		As of
	Note	December 31, 2016	December 31, 2015	December 31, 2014
		$	$	$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	13,937,140	10,127,760	2,462,117
Interest and fee receivable, net of allowance for receivable losses	5	2,697,000	593,959	1,895,852
Loans receivable, net of allowance for loan losses	6	97,244,125	71,942,718	67,330,806
Prepaid expenses and other	7	1,606,515	68,314	67,452

Total current assets		115,484,780	82,732,751	71,756,227

NON-CURRENT ASSETS:
Property and equipment, net	8	112,113	201,008	307,278

Total non-current assets		112,113	201,008	307,278

Total assets		115,596,893	82,933,759	72,063,505

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Loans payable	9	28,866,202	22,988,045	12,905,515
Advances from customers	10	86,320	520,985	722,658
Salary and benefit payable	11	312,296	271,520	326,736
Income taxes payable		2,010,547	2,520,348	2,039,759
Interest payable		464,672	601,191	300,609
Other payable	12	386,488	339,786	463,368

Total current liabilities		32,126,525	27,241,875	16,758,645

Total liabilities		32,126,525	27,241,875	16,758,645

SHAREHOLDERS' EQUITY
Capital share ($0.16 par value; 450,000,000 shares authorized; 450,000,000, 300,000,000 and 300,000,000 shares issued and outstanding at December 31, 2016, 2015 and 2014, respectively)	13	69,927,605	48,328,089	48,328,089
Share premium	13	6,479,855	-	-
Retained earnings		11,225,617	8,369,950	6,088,562
Statutory reserve	13	2,193,174	1,560,034	896,233
Foreign currency translation reserve	13	(6,355,883)	(2,566,189)	(8,024)

Total shareholders' equity		83,470,368	55,691,884	55,304,860

Total liabilities and shareholders' equity		115,596,893	82,933,759	72,063,505

The accompanying notes to financial statements are an integral part of these statements.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

Statements of Comprehensive Income -

For the Years Ended December 31, 2016, 2015 and 2014

(IN U.S. DOLLARS)

		For the Year Ended	For the Year Ended	For the Year Ended
	Note	December 31, 2016	December 31, 2015	December 31, 2014
		$	$	$
INTEREST INCOME
Interest on loans		11,769,285	10,120,169	8,720,288
Interest on loans - related parties		862,648	703,526	688,147
Fees on loans		3,217,272	5,075,969	4,510,595
Interest on deposits with banks		206,754	75,769	1,869
Total interest income		16,055,959	15,975,433	13,920,899

INTEREST EXPENSE
Interest and fees on loans		2,627,066	2,213,751	864,350
Interest and fees on loans - related parties		707,174	344,463	439,901
Total interest expense		3,334,240	2,558,214	1,304,251

PROVISION FOR LOAN LOSSES		957,267	1,495,446	934,719
Provision for loan receivable losses		721,179	1,538,152	860,833
Provision for interest receivable losses / (credit)		236,088	(42,706)	73,886

NET INTEREST INCOME		11,764,452	11,921,773	11,681,929

NON-INTEREST EXPENSE
Business taxes and surcharge		173,484	904,733	799,024
Compensation and benefits		1,300,907	1,095,638	712,793
Legal and professional expense		555,455	110,669	34,425
Marketing and advertising expense		2,168	241,310	383,922
Travel and entertainment expense		280,635	185,707	91,534
Transportation and car expense		191,426	170,791	104,656
Office rent and related maintenance expense - related party		167,356	195,226	208,869
Depreciation		79,202	95,639	85,818
Other expense		408,639	217,561	120,564
Total non-interest expense		3,159,272	3,217,274	2,541,605

INCOME BEFORE INCOME TAXES		8,605,180	8,704,499	9,140,324

INCOME TAXES EXPENSE	14	2,291,090	2,839,309	2,369,857

NET INCOME		6,314,090	5,865,190	6,770,467

COMPREHENSIVE INCOME:
NET INCOME		6,314,090	5,865,190	6,770,467
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	15	(3,789,694)	(2,558,165)	(950,527)
COMPREHENSIVE INCOME		2,524,396	3,307,025	5,819,940

NET INCOME PER SHARE
Basic and diluted	16	0.02	0.02	0.02

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted		308,380,683	300,000,000	290,395,890

The accompanying notes to financial statements are an integral part of these statements.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

Statements of Changes in Shareholders' Equity -

For the Years Ended December 31, 2016, 2015 and 2014

(IN U.S. DOLLARS)

	Capital Share					Foreign currency	Total
	Number of Share	Amount	Share premium	Retained Earnings	Statutory Reserve	translation reserve	Shareholders' Equity
	$	$	$	$	$	$	$
Balance as of December 31, 2013	200,000,000	32,030,237	-	1,963,225	218,864	942,503	35,154,829

Issuance of capital share	100,000,000	16,297,852	-	-	-	-	16,297,852

Net income for the year	-	-	-	6,770,467	-	-	6,770,467

Appropriation to reserve	-	-	-	(677,369)	677,369	-	-

Dividend to shareholders	-	-	-	(1,967,761)	-	-	(1,967,761)

Foreign currency translation adjustment	-	-	-	-	-	(950,527)	(950,527)

Balance as of December 31, 2014	300,000,000	48,328,089	-	6,088,562	896,233	(8,024)	55,304,860

Net income for the year	-	-	-	5,865,190	-	-	5,865,190

Appropriation to reserve	-	-	-	(663,801)	663,801	-	-

Dividend to shareholders	-	-	-	(2,920,001)	-	-	(2,920,001)

Foreign currency translation adjustment	-	-	-	-	-	(2,558,165)	(2,558,165)

Balance as of December 31, 2015	300,000,000	48,328,089	-	8,369,950	1,560,034	(2,566,189)	55,691,884

Issuance of capital share	150,000,000	21,599,516	6,479,855	-	-	-	28,079,371

Net income for the year	-	-	-	6,314,090	-	-	6,314,090

Appropriation to reserve	-	-	-	(633,140)	633,140	-	-

Dividend to shareholders	-	-	-	(2,825,283)	-	-	(2,825,283)

Foreign currency translation adjustment	-	-	-	-	-	(3,789,694)	(3,789,694)

Balance as of December 31, 2016	450,000,000	69,927,605	6,479,855	11,225,617	2,193,174	(6,355,883)	83,470,368

The accompanying notes to financial statements are an integral part of these statements.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

Statements of Cash Flows -

For the Years Ended December 31, 2016, 2015 and 2014

(IN U.S. DOLLARS)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before income tax	8,605,180	8,704,499	9,140,324
Adjustments to reconcile net income from operations to net cash provided by operating activities:
Depreciation	79,202	95,639	85,818
Provision for loan and receivable losses	721,179	1,538,152	860,833
Provision for interest receivable losses / (credit)	236,088	(42,706)	73,886

Changes in operating assets and liabilities:
Interest and fee receivable	(2,475,061)	1,300,356	(1,480,737)
Prepaid expenses and other	(1,612,627)	(3,995)	(62,895)
Advances from customers	(418,807)	(175,076)	723,227
Salary and benefit payable	61,164	(42,003)	133,517
Income tax payable	(938,990)	590,347	1,316,095
Business and other taxes payable	637,303	108,295	108,103
Interest payable	(101,663)	324,347	302,738
Other payable	12,867	(49,186)	48,556
Other payable - related parties	-	(165,447)	168,634
Cash generated from operations	4,805,835	12,183,222	11,418,099
Income tax paid	(2,291,090)	(2,839,309)	(2,369,857)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,514,745	9,343,913	9,048,242

CASH FLOWS FROM INVESTING ACTIVITIES:
Originated loans disbursement	(67,173,056)	(92,027,787)	(124,509,873)
Repayment of loans from customers	35,090,933	82,626,482	87,600,214
Purchase of property and equipment	-	-	(67,550)
NET CASH USED IN INVESTING ACTIVITIES	(32,082,123)	(9,401,305)	(36,977,209)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from issuing capital share	29,351,998	-	16,237,984
Proceeds received from loans payable	57,836,984	40,226,940	24,996,752
Repayments of loans payable	(50,122,676)	(29,217,328)	(11,999,870)
Proceeds received from loans payble - related party	301,046	-	-
Repayments of loans payable - related party	(301,046)	-	-
Payments of dividend	(2,825,283)	(2,920,001)	(1,967,761)
NET CASH PROVIDED BY FINANCING ACTIVITIES	34,241,023	8,089,611	27,267,105

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,673,645	10,871,529	1,707,995

CASH AND CASH EQUIVALENTS - beginning of year	10,127,760	2,462,117	3,195,636
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(864,265)	(3,205,886)	(2,441,514)
CASH AND CASH EQUIVALENTS - end of year	13,937,140	10,127,760	2,462,117

The accompanying notes to financial statements are an integral part of these statements.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

Hubei Chutian Microfinance Co., Ltd., which was formed on February 20, 2013, engages in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Hubei province of the People’s Republic of China (“PRC”).

The financial statements of the Company for the financial year ended 31 December 2016 were authorized for issue in accordance with a resolution of the directors dated on the July 28, 2017.

2. Summary of significant accounting policies

2.1 Basis of preparation

The accompanying financial statements and related notes have been prepared and presented in accordance with all applicable International Financial Reporting Standards (“IFRS”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IAS”) and Interpretations issued by the International Accounting Standards Board (“IASB”). The measurement basis used in the preparation of the financial statements is the historical cost basis, except as disclosed in the accounting policies below.

The IASB has issued the following amendments and new standards that are first effective for the current accounting period of the Company:

•	Amendments to IAS 1, Presentation of financial statements (Disclosure initiative)
•	Amendments to IAS 16, Property, plant and equipment
•	Annual improvements to IFRS: 2014 cycle

None of these developments have had a material effect on how the Company’s results of operations and financial position for the current or prior periods have been prepared or presented. The Company has not applied any new standard or interpretation that is not yet effective for the current accounting period.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.1 Basis of preparation (Continued)

Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2016

Up to the date of issue of these financial statements, the IASB has issued a few amendments and new standards which are not yet effective for the year ended December 31, 2016 and which have not been adopted in these financial statements. These include the following which may be relevant to the Company.

Effective for accounting periods beginning on or after
Amendments to IAS 7, Statements of cash flows	January 1, 2017
Amendments to IAS 12, Income taxes	January 1, 2017
IFRS 15, Revenue from contracts with customers	January 1, 2018
Amendments to IFRS 2, Share-based payment	January 1, 2018
IFRS 9, Financial instruments	January 1, 2018
IFRS 16, Leases	January 1, 2019

The Company is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far, it has concluded that the adoption of them is unlikely to have a significant impact on the Company’s results of operations and financial position.

Foreign currency translation and transaction

The reporting currency of the Company is United States Dollars (“$”). The Company maintains its books and records in its local currency, the Renminbi Yuan (“RMB”), which is its functional currency as being the primary currency of the economic environment in which the entity operates. For the Company, whose functional currency is the RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in the functional currency of the operating entity. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.1 Basis of preparation (Continued)

Asset and liability accounts at December 31, 2016, 2015 and 2014 were translated at 6.9448 RMB to $1.00, 6.4912 RMB to $1.00 and at RMB 6.2020 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rate. The average translation rates applied to the statements of operations for the years ended December 31, 2016, 2015 and 2014 were 6.6435 RMB, 6.2836 RMB and 6.1584 to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate.

2.2 Financial assets

Initial measurement

Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, which are recognised at fair value.

Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those expected to be realised later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are presented as “trade and other receivables” and “cash and cash equivalents” on the statement of financial position.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value plus transaction costs.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. On disposal of a financial asset, the difference between the carrying amount and the sale proceeds is recognised in profit or loss. Any amount in the fair value reserve relating to that asset is reclassified to profit or loss.

Subsequent measurement

Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises an allowance for impairment when such evidence exists.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy, and default or significant delay in payments are objective evidence that these financial assets are impaired.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.2 Financial assets (Continued)

Impairment (Continued)

The carrying amount of these assets is reduced through the use of an impairment allowance account which is calculated as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. When the asset becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognized against the same line item in profit or loss.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or where appropriate, a shorted period. Income and expense is recognized on an effective interest basis for debt instruments other than those financial instruments”at fair value through profit or loss”.

2.3 Financial liabilities

The Company’s financial liabilities comprise loan payables and other payables, including amounts due to related companies and parties.

Financial liabilities are recognized when the Company becomes a party to the contractual agreements of the instrument. All interest-related charges are recognized as an expense in “finance cost” in the profit or loss. Financial liabilities are derecognized if the Company’s obligations specified in the contract expire or are discharged or cancelled.

Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the amortization process.

Loan and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.4 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Present obligations arising from onerous contracts are recognized as provisions.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of the time is recognized as finance costs.

2.5 Interest and fee receivable, net

Interest and fee receivable are accrued and credited to income as earned but not received. Interest and fee receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews the interest and fee receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balance, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

2.6 Loans receivable, net

Loans receivable primarily represent loan amount due from customers. Loans receivable are recorded at unpaid principal balances and allowance that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of corporate loans and personal loans (See Note 6).

Loans receivable are presented net of an allowance for loan losses. The allowance for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). Recoveries represent subsequent collection of amounts previously charged-off. The increase in allowance for loan losses is the netting effect of “reversal” and “provision” for both business and personal loans. If the ending balance of the allowance for loan losses after any charge offs (net of recoveries) is less than the beginning balance, it will be recorded as a “reversal”; if it is larger, it will be recorded as a “provision” in the allowance for loan loss. The netting amount of the “reversal” and the “provision” is presented in the statements of operations.

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than nine months or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.6 Loans receivable, net (Continued)

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio (See Note 6). The Company evaluates its allowance for loan losses on a quarterly basis or more often as necessary.

2.7 Property and equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The estimated useful lives of the assets are as follows:

Estimated useful life
Leasehold improvement	5 Years
Vehicles	5 Years
Office equipment, furniture and articles	3 Years

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2016, 2015 and 2014.

2.8 Share capital and share premium

Proceeds from issuance of ordinary shares are classified as share capital (nominal value) and share premium in equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against share premium.

2.9 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash with bank and short-term deposits that are readily convertible to known amount of cash and which are subject to an insignificant risk of change in value.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.10 Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and collection is reasonably assured, on the following:

1)	Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalty from customers. Additionally, accrual is discontinued, when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

2)	Service on loans. The Company recognizes revenue by providing loan service with its customers. Revenue related to its service offerings is recognized as the service is performed and amount is earned, using the straight-line method over the term of the related loan service period. Prepayments, if any, received from customers prior to the service being performed are recorded as advances from customers. In these cases, when service is performed, the amount recorded as advances from customers is recognized as revenue.

2.11 Operating leases

The Company leases its principal office under a lease agreement that qualifies as an operating lease. Payments made under operating leases are charged to the statements of operations and comprehensive income.

2.12 Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

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HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

2. Summary of significant accounting policies (Continued)

2.13 Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting or taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the date of the financial position; and

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the date of the financial position, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in the profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

As of December 31, 2016, 2015 and 2014, the Company did not have any uncertain tax position.

2.14 Earnings per share

Earnings per share require presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

13

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

3. Critical accounting judgements and key sources of estimation uncertainty

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Estimates and judgements are continually evaluated and are based on historical experience and other factors that are considered to be reasonable under the circumstances. Actual results may differ from the estimates.

3.1 Judgements made in applying accounting policies

The management is of the opinion that there are no significant judgements made in applying accounting estimates and policies that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

3.2 Key sources of estimation uncertainty

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Allowance for interest and fee receivable

The provision policy for doubtful debts of the Company is based on its accounting policy (Please see Note 2.5).

The Company reviews the interest and fee receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balance, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Allowance for loan receivable

The provision policy for doubtful debts of the Company is based on its accounting policy (Please see Note 2.6).

The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than nine months or when the court rules against the Company to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off.

14

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

3. Critical accounting judgements and key sources of estimation uncertainty (Continued)

3.2 Key sources of estimation uncertainty (Continued)

Allowance for loan receivable (Continued)

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio (See Note 6). The Company evaluates its allowance for loan losses on a quarterly basis or more often as necessary.

4. Cash and cash equivalents

	As of December 31,
	2016	2015	2014
	$	$	$

Cash on hand	5,682	5,718	5,639
Bank balances	5,291,900	1,578,937	2,456,478
Interest-bearing deposits with financial institutions	8,639,558	8,543,105	-
Cash and cash equivalents	13,937,140	10,127,760	2,462,117

Average effective interest rate	1.72%	1.20%	0.07%

Cash and cash equivalents consist of cash on hand and bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use the Company maintained accounts at banks and have not experienced any losses from such concentrations.

The average effective interest rate is computed using average cash and cash equivalent balances at the beginning and end of each financial period.

All cash and cash equivalents are denominated in Renminbi.

15

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

5. Interest and fee receivable, net of allowance for receivable losses

	As of December 31,
	2016	2015	2014
	$	$	$
Interest and fee receivable	2,973,315	647,955	1,995,634
Less: allowance for doubtful accounts/(credit)	(236,088)	42,706	(73,886)
Foreign currency translation adjustment	(40,227)	(96,702)	(25,896)
Interest and fee receivable, net	2,697,000	593,959	1,895,852

The Company reviews the interest and fee receivable on a periodic basis and makes general and specific allowance when there is doubt as to the collectability of individual balance.

6. Loans receivable, net of allowance for loan losses

At December 31, 2016, 2015 and 2014, loans receivable consisted of the following:

	As of December 31,
	2016	2015	2014
	$	$	$
Business loans	40,205,509	33,279,923	42,738,245
Personal loans	60,168,039	41,272,800	25,765,882
Total loans receivable	100,373,548	74,552,723	68,504,127

Allowance for loan losses:
Collectively assessed	2,862,645	2,389,314	1,106,569
Individually assessed	266,778	220,691	66,752
Total allowance for loan losses	3,129,423	2,610,005	1,173,321

Loans receivable, net	97,244,125	71,942,718	67,330,806

The Company originates loans to customers located primarily in Wuhan City, Hubei Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

All loans are short-term loans that the Company has made to either business or individual customers. At December 31, 2016, 2015 and 2014, the Company had 36, 34 and 37 business loan customers, and 99, 151 and 151 personal loan customers, respectively. Most loans are either guaranteed by a third party whose financial strength is assessed by the Company to be sufficient or secured by collateral. Allowance for loan losses is estimated on a quarterly basis in accordance with probable based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions.

For the years ended December 31, 2016, 2015 and 2014, a provision for loan losses of $721,179, $1,538,152 and $860,833 were charged to the statements of operations, respectively. There was no write-off against allowance have occurred in the three years ended December 31, 2016, 2015 and 2014.

16

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

The following table presents nonaccrual loans with aging over 90 days by classes of loan portfolio at December 31, 2016, 2015 and 2014, respectively:

	As of December 31,
	2016	2015	2014
	$	$	$
Business loans	4,664,529	2,845,520	2,354,079
Personal loans	4,216,104	2,695,958	112,867
	8,880,633	5,541,478	2,466,946

The following table represents the aging of loans at December 31, 2016 by type of loans:

	1-90 Days Past Due	91-180 Days Past Due	181-365 Days Past Due	Over 1 Year Past Due	Total Past Due	Current	Total Loans
	$	$	$	$	$	$	$
Business loans	-	547,172	3,052,644	1,064,713	4,664,529	35,540,980	40,205,509
Personal loans	100,795	-	1,631,436	2,584,668	4,316,899	55,851,140	60,168,039
	100,795	547,172	4,684,080	3,649,381	8,981,428	91,392,120	100,373,549

The following table represents the aging of loans at December 31, 2015 by type of loans:

	1-90 Days Past Due	91-180 Days Past Due	181-365 Days Past Due	Over 1 Year Past Due	Total Past Due	Current	Total Loans
	$	$	$	$	$	$	$
Business loans	1,540,547	1,001,356	85,386	1,758,778	4,386,067	28,893,856	33,279,923
Personal loans	-	-	2,618,930	77,027	2,695,958	38,576,842	41,272,800
	1,540,547	1,001,356	2,704,316	1,835,805	7,082,025	67,470,698	74,552,723

The following table represents the aging of loans at December 31, 2014 by type of loans:

	1-90 Days Past Due	91-180 Days Past Due	181-365 Days Past Due	Over 1 Year Past Due	Total Past Due	Current	Total Loans
	$	$	$	$	$	$	$
Business loans	5,726,632	-	419,220	1,934,860	8,080,712	34,657,533	42,738,245
Personal loans	362,786	32,248	80,619	-	475,653	25,290,229	25,765,882
	6,089,418	32,248	499,839	1,934,860	8,556,365	59,947,762	68,504,127

17

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Analysis of loans by collateral

All loans are guarantee backed loans or collateral backed loans. The following table summarizes the Company’s loans portfolio by collateral at December 31, 2016:

	Business loans	Personal loans	Total
	$	$	$
Guarantee backed loans	19,127,980	38,535,307	57,663,287
Collateral backed loans:
Collateralized by real property	3,499,021	7,473,217	10,972,238
Collateralized by stock ownership	15,685,837	9,191,769	24,877,606
Collateralized by precious metals	1,439,926	4,967,746	6,407,672
Collateralized by other personal property	78,364	-	78,364
Collateralized by accounts receivable	374,381	-	374,381
	40,205,509	60,168,039	100,373,549

The following table summarizes the Company’s loans portfolio by collateral at December 31, 2015:

	Business loans	Personal loans	Total
	$	$	$
Guarantee backed loans	18,963,489	23,037,342	42,000,831
Collateral backed loans:
Collateralized by real property	3,389,204	3,954,585	7,343,789
Collateralized by stock ownership	7,337,626	8,580,848	15,918,474
Collateralized by precious metals	1,540,547	5,468,943	7,009,490
Collateralized by securities	-	231,082	231,082
Collateralized by other personal property	85,386	-	85,386
Collateralized by accounts receivable	1,963,671	-	1,963,671
	33,279,923	41,272,800	74,552,723

18

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Analysis of loans by collateral (Continued)

The following table summarizes the Company’s loans portfolio by collateral at December 31, 2014:

	Business loans	Personal loans	Total
	$	$	$
Guarantee backed loans	17,421,122	9,819,413	27,240,535
Collateral backed loans:
Collateralized by stock ownership	4,013,222	4,030,958	8,044,180
Collateralized by precious metals	5,562,722	9,029,345	14,592,067
Collateralized by securities	-	-	-
Collateralized by other personal property	794,388	-	794,388
Collateralized by accounts receivable	14,946,791	2,886,166	17,832,957
	42,738,245	25,765,882	68,504,127

Guarantee backed loans

A guaranteed loan is a loan guaranteed by a corporation or high net worth individual. At December 31, 2016, 2015 and 2014, guaranteed loans make up 57.4, 56.3% and 39.8% of our direct loans portfolio, respectively.

Collateral backed loans

A collateral backed loan is a loan in which the borrower puts up an asset under their ownership, possession or control, as collateral for the loan. An asset usually is real property, precious metals, securities, stock ownership, personal property and accounts receivable. The loan is secured against the collateral and, sometimes, we take physical possession of the collateral at the time the loan is made. Usually, we will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction. In the event that the borrower defaults, we will file a lawsuit against the borrower and seek judgment for outstanding balance. We can take possession of the collateral asset and sell it to recover the outstanding balance owed. If the sale proceeds of the collateral asset are not sufficient to pay off the loan in full, we will file a lawsuit against the borrower and seek judgment for the remaining balance. At December 31, 2016, 2015 and 2014, collateral backed loans make up 42.6%, 43.7% and 60.2% of our direct loans portfolio, respectively.

Allowance for loan losses

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

19

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Allowance for loan losses (Continued)

The allowance is calculated at portfolio-level since our loans portfolio is generally comprised of smaller balance homogenous loans and is collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into five portfolio segments. The allowance consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, values of collateral and guarantee, and could include a qualitative component based on management judgment.

In estimating the probable loss of the loan portfolio, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition, and fair value of the loan collateral and guarantee, if any.

The Company considers the loans backed by collateral and guarantee are of the same importance in determining allowance for loans loss.

In addition, the Company calculates the provision amount as below:

1.	General Reserve — is based on total loan receivable balance and to be used to cover unidentified probable loan loss.

2.	Special Reserve — is fund set aside covering losses due to risks related to a particular region, industry, company or type of loans. The reserve rate is decided based on management estimate of loan collectability.

Generally, the primary factors for the evaluation of allowance for loan losses consist of business performance, financial position, cash flow and other operational performance of the debtors. Among these, cash flow of the debtors is the primary funding source for repayment for determining the allowance for loan losses and any collateral or guarantee is considered as a secondary funding source for repayment.

Besides the repayment ability and willingness to repay, the Company evaluates the allowance for loan losses of collateral backed loans based on whether the fair value of the collateral if the repayment is expected to be provided by the collateral is sufficient or not. For the guarantee backed loans, the Company evaluates the allowance for loan losses based on the combination of the guarantee including the fair value and net realizable value of guarantor’s financial position, credibility, liquidity and cash flow.

20

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Allowance for loan losses (Continued)

The valuation assessment of collateral was based on the valuation report issued by a valuation firm or the Company’s internal risk control department. The assets values were generally 70% of the fair value of collateral. The valuation will be updated for the loan period over one year in case of renewals and repeat customers. However, the Company’s average loan term is about 6 months, the value of the collateral and guarantee backing the loans will be reviewed and monitored on a monthly basis through site visits. At December 31, 2016, 2015 and 2014, 66.7% of collateral backed loan were under valuation assessment by a valuation firm. The assessment of the remaining loans was performed by the Company’s internal risk control department.

The Company issues guarantee-backed loans in accordance with its loan management policy, and each guarantee-backed loan will undergo standard assessment procedures for willingness and ability of the guarantor to perform under its guarantee. The Company accepts guarantees provided by three types of guarantors: professional guarantee companies, corporations and individuals.

In assessing the willingness and ability of a professional guarantee company to perform under a guarantee, the Company consider factors including its guarantee licenses, size of registered capital, corporate governance, internal audit system, risk management and compensation system, risk and reserve, length of operation history especially cooperation history with the Company, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the of willingness and ability of a corporate guarantor to perform under a guarantee, the Company consider factors including nature of its businesses, size of registered capital, annual revenues, continuous profitability in the past three years, stability and adequacy of income and cash flows, clean credit history, current liabilities, willingness to accept credit monitoring by the Company, its default costs and other pertinent factors such as the loan size backed by guarantee over its net assets.

In assessing the willingness and ability of an individual guarantor to perform under a guarantee, the Company consider factors including their residency, whether being able to provide permanent residential addresses, marital status, occupations, legitimacy and stability of incomes, assets and liabilities, clean credit history, no criminal history, their default costs and other pertinent factors such as the loan size backed by guarantee over their net assets.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

21

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Allowance for loan losses (Continued)

The following table presents the activities in the allowance for loan losses for the years ended December 31, 2016, 2015 and 2014.

	Business loans	Personal loans	Total
	$	$	$
Balance, December 31, 2013	252,430	72,983	325,413
Provisions	206,507	654,326	860,833
Foreign currency translation adjustment	(6,784)	(6,141)	(12,925)
Balance, December 31, 2014	452,153	721,168	1,173,321

Provisions	1,489,658	48,494	1,538,152
Foreign currency translation adjustment	(67,786)	(33,682)	(101,468)
Balance, December 31, 2015	1,874,025	735,980	2,610,005

(Reversal) / Provisions	(788,450)	1,509,629	721,179
Foreign currency translation adjustment	(88,195)	(113,566)	(201,761)
Balance, December 31, 2016	997,380	2,132,043	3,129,423

Loan impairment

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short term nature of the loans.

22

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

6. Loans receivable, net of allowance for loan losses (Continued)

Loan impairment (Continued)

Loans with modified terms are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired. Due to the nature of the Company’s operation and the concessions granted, the troubled debt restructuring designation will not be removed until the loan is paid off or otherwise disposed of. The Company did not report any troubled debt restructuring during the years ended December 31, 2016, 2015 and 2014.

The Company allows a one-time loan extension based on an ancillary company policy with a period up to the original loan period, which is usually within twelve months. According to the Company’s loan management policy, granting initial one-time extension requires a new underwriting and credit evaluation. Borrowers are required to submit extension application 7 days before expiration of the original loan. Then the company’s loan service department will investigate whether material changes have happened to the borrower’s business which may impact its repayment ability. The company’s risk management department will reevaluate the loan. If the company decides to grant one-time extension, an extension agreement will be executed between the borrower and the company, plus commitment letter from guarantor to agree the loan extension and extend the guarantee duration. Even though the Company allows a one-time loan extension with a period up to the original loan period, which is usually within twelve months. Such extension is not considered to be a troubled debt restructuring because the Company does not grant a concession to borrowers. The principal of the loan remains the same and the interest rate is fixed at the current interest rate at the time of extension. No loan was granted one-time extension in years ended December 31, 2016, 2015 and 2014.

A loan is considered to be a troubled debt restructuring loan when that is restructured or modified for economic or legal reasons, where these conditions are present: 1) The Company grants a concession that it otherwise would not consider and 2) The borrower is having financial difficulties. Under unusual circumstance, in order to reduce the potential losses on troubled debt, the Company may consider granting concession to borrowers with financial difficulties which has significant delay or significant shortfall in amount of payments. In order to deter troubled debt restructurings, stringent scrutiny and approval from the Company’s loan review department is required prior to the granting of concession on troubled debt.

As of December 31, 2016, 2015 and 2014, there were no receivable derecognized for the real estate related investment obtained from collateral.

23

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

7. Prepaid expenses and other

At December 31, 2016, 2015 and 2014, prepaid expenses and other consisted of the following:

	As of December 31,
	2016	2015	2014
	$	$	$
Prepaid professional fees	1,602,676	-	-
Other	3,839	68,314	67,452
	1,606,515	68,314	67,452

8. Property and equipment, net

The Company’s property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expense is calculated using straight-line method over the estimated useful life. At December 31, 2016, 2015 and 2014, property and equipment consisted of the following:

	Motor Vehicle	Office equipments & furniture	Leasehold improvements	Total
	$	$	$	$
Cost
As at 1 January 2014	95,674	67,414	191,266	354,354
Additions	67,550	-	-	67,550
Currency translation differences	(2,760)	(1,609)	(4,567)	(8,936)
As at 31 December 2014	160,464	65,805	186,699	412,968

As at 1 January 2015	160,464	65,805	186,699	412,968
Currency translation differences	(7,149)	(2,932)	(8,318)	(18,399)
As at 31 December 2015	153,315	62,873	178,381	394,569

As at 1 January 2016	153,315	62,873	178,381	394,569
Currency translation differences	(10,014)	(4,107)	(11,651)	(25,772)
As at 31 December 2016	143,301	58,766	166,730	368,797

24

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

8. Property and equipment, net (Continued)

	Motor Vehicle	Office equipments & furniture	Leasehold improvements	Total
	$	$	$	$
Accumulated depreciation
As at 1 January 2014	10,604	7,184	3,188	20,976
Charge for the year	27,228	20,986	37,604	85,818
Currency translation differences	(445)	(319)	(340)	(1,104)
As at 31 December 2014	37,387	27,851	40,452	105,690

As at 1 January 2015	37,387	27,851	40,451	105,689
Charge for the year	38,216	20,568	36,855	95,639
Currency translation differences	(2,888)	(1,899)	(2,980)	(7,767)
As at 31 December 2015	72,715	46,520	74,326	193,561

As at 1 January 2016	72,715	46,520	74,326	193,561
Charge for the year	31,436	12,907	34,858	79,201
Currency translation differences	(6,112)	(3,599)	(6,367)	(16,078)
As at 31 December 2016	98,039	55,828	102,817	256,684

Net Book Value
31 December 2014	123,077	37,954	146,247	307,278
31 December 2015	80,600	16,353	104,055	201,008
31 December 2016	45,262	2,938	63,913	112,113

For the years ended December 31, 2016, 2015 and 2014, depreciation expense was included in non-interest expense on the accompanying statements of comprehensive income.

9. Loans payable

Loans payable represent the amounts due to various individuals and companies that are due within one year. Each loan has a fixed annual interest rate. At December 31, 2016, 2015 and 2014, loans payable amounted to $28,866,202 with various due dates through August 18, 2017, $22,988,045 with various due dates through October 20, 2016, and $12,905,515 with various due dates through September 4, 2015, respectively.

The weighted average annual interest rate for loans payable was 11.5%, 11.3% and 18.0% for the years ended December 31, 2016, 2015 and 2014, respectively.

25

10. Advances from customers

Advances from customers at December 31, 2016, 2015 and 2014 amounted to $86,320, $520,985 and $722,658 respectively, and consisted of prepayments from customers for interest and fees that had not yet been earned. The Company will recognize the deposits as revenue as interest earned and service provided in accordance with the Company’s revenue recognition policy (See Note 2.8).

11. Salary and benefit payable

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs incurred. Employee benefit costs totaled $86,901, $108,501 and $127,600 for the years ended December 31, 2016, 2015 and 2014, respectively.

12. Other payables

	As of December 31,
	2016	2015	2014
Other payables	$	$	$
Other tax payables	370,888	336,265	242,226
Others	15,600	3,521	53,519
Related Parties - Shareholder[1]	-	-	167,623
	386,488	339,786	463,368

________

1 The amount owing to the shareholder is denominated in RMB, unsecured, interest-free and is repayable on demand.

13. Shareholders’ equity

Capital share and share premium

Movements in ordinary shares:

	No. of ordinary shares	Share Capital	Share premium
Details		$	$
Opening balance 1 January 2014	200,000,000	32,030,237	-
Issue of shares	100,000,000	16,297,852	-
Balance 31 December 2014	300,000,000	48,328,089	-
Issue of shares	-	-	-
Balance 31 December 2015	300,000,000	48,328,089	-
Issue of shares	150,000,000	21,599,516	6,479,855
Balance 31 December 2016	450,000,000	69,927,605	6,479,855

26

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

13. Shareholders’ equity (Continued)

Share capital and share premium (Continued)

The Company issued capital shares to its founders at par value of $0.16 per share (RMB 1 per share) for the 3 years ended December 31, 2016. Additional paid-in capital over the par value is recorded as share premium.

Statutory reserve

In accordance with PRC regulations, the Company is required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory account. The Company is required to allocate 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory account. The statutory reserve can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2016, 2015 and 2014, statutory reserve did not reach 50% of the Company’s registered capital.

Distribution to owners

	Year ended December 31,
	2016	2015	2014
	$	$	$

Declared during the prior financial period and paid in the current financial year:	2,825,283	2,920,001	1,967,761

A dividend of $0.010, $0.010 and $0.009 per ordinary share in respect of prior financial period ended 31 December was declared payable on 26 March 2016, 11 April 2015 and 15 March 2014 respectively.

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 15 and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Movement in foreign currency translation reserve is as follows:

Foreign currency translation
$
Opening balance 1 January 2014	942,503
Foreign currency translation adjustment	(950,527)
Balance 31 December 2014	(8,024)
Foreign currency translation adjustment	(2,558,165)
Balance 31 December 2015	(2,566,189)
Foreign currency translation adjustment	(3,789,694)
Balance 31 December 2016	(6,355,883)

27

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

14. Income tax expense

The Company was incorporated in the PRC. The Company generated taxable income in the PRC for the years ended December 31, 2016, 2015 and 2014, which is subjected to PRC income tax at a rate of 25%.

The table below summarizes the Company’s income taxes provision:

	Year Ended December 31,
	2016	2015	2014
	$	$	$
Current tax expenses
Current year tax	2,291,090	2,839,309	2,369,857

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the standard rate of income tax as follows:

	2016	2015	2014
	$	$	$
Income before tax	8,605,180	8,704,499	9,140,324

Income tax using the statutory tax rate of 25%	2,151,295	2,176,125	2,285,081
Tax effects of:
- Non-deductibleexpenses	139,795	663,184	84,776

Income tax expenses recognised in profit or loss	2,291,090	2,839,309	2,369,857

The Company had no net operating loss carry forward at December 31, 2016, 2015 and 2014.

28

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

15. Comprehensive income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by investors, changes in paid-in capital and distributions to investors. For the Company, comprehensive income for the years ended December 31, 2016, 2015 and 2014 included net income and unrealized loss from foreign currency translation adjustments.

16. Earnings per share

Basic net income per share are computed by dividing net income available to investors by the weighted average number of shares of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of shares, shares equivalents and potentially dilutive securities outstanding during each period. Shares equivalents are not included in the calculation of diluted earnings per share if their effect would be anti-dilutive. The Company did not have any shares equivalents and potentially dilutive shares outstanding during the years ended December 31, 2016, 2015 and 2014. The following table presents a reconciliation of basic and diluted net income per share:

	Year Ended December 31,
	2016	2015	2014
Net income for basic and diluted net income per share	$6,314,091	$5,865,189	$6,770,467
Weighted average shares outstanding - basic and diluted	308,380,683	300,000,000	290,395,890
Net income per share - basic and diluted	$0.02	$0.02	$0.02

17. Segment information

Segment reporting establishes standards for reporting information on operating segments in interim and annual financial statements. All of the Company’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. All of the Company’s customers are in the PRC and all income is derived from providing loan facilities.

29

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

18. Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter.

The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2016, 2015 and 2014. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

Operating lease

In 2013, the Company entered into a lease for office space with Hubei Daily Newspaper who is a major shareholder of the Company (“Office Lease”). The term of the Office Lease is ten years commencing on March 1, 2013 and will expire on February 28, 2023. Pursuant to the Office Lease, the monthly rent in the first five-year period is RMB 50 (approximately $7.2) per square meter and the monthly rent in the last five-year period is RMB 52.5 (approximately $7.6) per square meter. In addition, the Company needs to pay utilities and other maintenance expense.

Future minimum rental payment required under the Office Lease is as follows:

	2016	2015	2014
	$	$	$
Minimum operating lease payments payable:
Within one year	144,570	144,570	144,570
After one year but not more than 5 years	605,989	598,760	591,532
After 5 years	177,098	328,897	480,695

See note 19 for related party operating lease and office rent and related maintenance expense

19. Related parties transactions

Office rent and related maintenance expense

For the years ended December 31, 2016, 2015 and 2014, rent and related maintenance expense related to the Office Lease amounted $167,356, $195,226 and $208,869, respectively.

Interest income on loans – related parties

For the years ended December 31, 2016, 2015 and 2014, interest on loans – related parties amounted $862,648, $703,526 and $688,147, respectively.

30

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

19. Related parties transactions (Continued)

Interest and fees expenses on loans - related parties

For the years ended December 31, 2016, 2015 and 2014, interest and fees expenses on loans – related parties amounted $707,174, $344,463 and $439,901, respectively.

Legal and professional expense - related parties

For the years ended December 31, 2016, legal and professional expense - related parties amounted $413,276.

Compensation of key management personnel

Key management personnel of the Company are those persons having those authority and responsibilities for planning, directing and controlling the activities of the Company. The directors are considered as key management of the Company.

	Year Ended December 31,
	2016	2015	2014
	$	$	$
Professional fee paid to a related company relating to services provided by key management	77,670	82,119	69,823
Directors’ remuneration	54,963	45,357	51,849

20. Financial risk management

The Company’s activities expose it to a variety of financial risks from its operations. The key financial risks include credit risk, liquidity risk, concentration risk, and market risk (including interest rate risk and foreign currency risk).

The board of directors reviews and agrees policies and proced-ures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial year, the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Company’s exposure to the above-mentioned financial risks and the objectives, policies and processes for the management of these risks.

Credit risk

At December 31, 2016, 2015 and 2014 the Company’s cash included bank deposits in accounts maintained within the PRC where there are currently no rules or regulations in place for obligatory insurance to cover bank deposits in event of bank failure. However, the Company does not experience any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

31

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

20. Financial risk management (Continued)

Credit risk (Continued)

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

Credit risk is one of the most significant risks for the Company’s business and arises principally in lending activities.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry and customer type. This information is monitored regularly by management.

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial asset and liabilities. It is managed by matching the payment and receipt cycles. The Company objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities. The directors are satisfied that funds are available to finance the operations of the Company.

All financial assets are due within one year.

The financial liabilities of the Company are expected to mature within one year and the contractual undiscounted cash flows of the financial liabilities approximate their carrying amounts. Hence, the maturity profile of financial liabilities is not disclosed.

32

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

20. Financial risk management (Continued)

Concentration risk

Major customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s loans for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
Customer	2016	2015	2014
武汉中建经贸发展有限责任公司	*	*	17%

______

*less than 10%

No customer accounted for 10% or more of the Company’s total outstanding loans receivable balance at December 31, 2016 and 2015.

Market risk

Market risk is the risk that changes in market prices, such as interest rate risk, foreign currency risk and price risk will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Foreign currency risk

The reporting currency of the Company is United States Dollars (“$”). The Company maintains its books and records in its local currency, the Renminbi Yuan (“RMB”), which is its functional currency as being the primary currency of the economic environment in which the entity operates.

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies as described above. As such, the Company does not have any formal policy for hedging against currency risk as it conducts its economic activities in only one currency, where net currency risk exposure to its functional currency is kept to nil. Nonetheless, a sensitivity analysis is conducted for the purpose of analysis against the movement of its reporting currency.

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

33

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

20. Financial risk management (Continued)

Market risk (Continued)

Foreign currency risk (Continued)

The Company’s currency exposures to RMB at the reporting date were as follows:

	As of December 31,
	2016	2015	2014
	Renminbi	Renminbi	Renminbi
	$	$	$
Financial assets
Cash and cash equivalents	13,937,140	10,127,760	2,462,117
Interest and fee receivable, net of allowance for receivable losses	2,697,000	593,959	1,895,852
Loans receivable, net of allowance for loan losses	97,244,125	71,942,718	67,330,806
	113,878,265	82,664,437	71,688,775

Financial liabilities
Loans payable	28,866,202	22,988,045	12,905,515
Salary and benefit payable	312,296	271,520	326,736
Interest payable	464,672	601,191	300,609
Other payable	386,488	339,786	463,368
	30,029,658	24,200,542	13,996,228

Currency exposure	83,848,607	58,463,895	57,692,547

If the USD change against the RMB by 5%, all other variables including tax rate being held constant, the effects on comprehensive income after tax arising from the net financial assets position will be as follows:

	Comprehensive income after tax
	Increase/ (decrease)
	2016	2015	2014
	$	$	$
USD against RMB
- strengthened	3,144,323	2,192,396	2,163,471
- weakened	(3,144,323)	(2,192,396)	(2,163,471)

34

HUBEI CHUTIAN MICROFINANCE CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(IN U.S. DOLLARS)

20. Financial risk management (Continued)

Market risk (Continued)

Interest rate risk

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates.

As the Company has no significant long term interest-bearing assets and liability, and most of the interest-bearing financial instruments is at a fixed rate, hence the Company’s income is substantially independent of changes in market interest rates.

21. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for its shareholder and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Company consists primarily of both debt and equity, comprising issued share capital, retained earnings and loans payable.

The Company manages its capital structure and makes adjustment to it in light of changes in economic conditions.

The Company is not subject to externally imposed capital requirements.

22. Events occurring after the reporting period

There were no subsequent events or transactions that required recognition or disclosure in the financial statements.

35